Exhibit 99.2

A Phase 1/2 Trial of GH001, a Vaporized 5 - Methoxy - N,N - Dimethyltryptamine Formulation, in Patients with Treatment - Resistant Depression (TRD) 1 Clinicaltrials.gov ID NCT04698603 Johannes Reckweg 1 , Cees van Leeuwen 1 , Cécile Henquet 2 , Thérèse van Amelsvoort 2 , Natasha Mason 1 , Riccardo Paci 1 , Theis Terwey 3 , Johannes G Ramaekers 1 1. Faculty of Psychology and Neuroscience, Maastricht University, Maastricht, Netherlands 2. School Mental Health and Neuroscience, Maastricht University, Maastricht, Netherlands 3. GH Research, Dublin, Ireland GH001 - TRD - 102 ECNP 2022 – Poster P.0450

Grants The study was funded by GH Research Advisory Board/Consultant Johannes Reckweg and Jan Ramaekers work as consultants for GH Research 2 Disclosures GH001 - TRD - 102 ECNP 2022 – Poster P.0450

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 2 4 6 8 10 12 14 Cumulative Remission Rate (% Patients) Week ... Remission Rates in TRD < 15% Established Therapies are Slow - Acting 37% 31% 14% 13% 56% 62% 67% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 1 2 3 4 Cumulative Remission Rate (%) (line) Remission Rates (%) (bar) Treatment Step ~33% no remission despite 4 treatment steps Adapted from Trivedi et al . , Am J Psychiatry 2006 and Rush et al. , Am J Psychiatry 2006 Average time to remission is ~6 weeks (STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram) (STAR*D study , Remission Rates Treatment Steps 1 to 4) 3 2 or more prior therapies = TRD The Problem for Patients with Depression GH001 - TRD - 102 ECNP 2022 – Poster P.0450

5-MeO-DMT and GH001


O
N
HN
5-MeO-DMT

- **5-MeO-DMT** (5-Methoxy-N,N-Dimethyltryptamine)
  - Naturally-occurring psychoactive substance from tryptamine class
  - **Highly potent** agonist on 5-HT1A and 5-HT2A receptors
  - **Psychoactive effects with ultra-rapid onset** (within seconds) **and short duration** (5 to 30 min)
    - High propensity to induce **peak experiences**; markers for **therapeutic effect**

- **GH001** (5-MeO-DMT administration via a proprietary inhalation approach)
  - **Intraday individualized dosing regimen (IDR) for maximization of ultra-rapid remissions**
  - **Single visit initial treatment,** with no structured psychotherapy

GH001-TRD-102
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Key Assessments MADRS 2 - hrs PE Scale Safety MADRS 1 - day Cognitive function Safety MADRS 7 - day Cognitive function Safety GH001 Administration Day 1 Day 7 Phase 1/2 Trial in TRD (GH001 - TRD - 102, n=16) 5 PE, Peak Experience; MADRS, Montgomery - Åsberg Depression Rating Scale; IDR, Individualized Dosing Regimen 1 D efined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence - based psychotherapy Phase 1 (Single Dose) Phase 2 (IDR) GH001 12 mg (n=4) GH001 18 mg (n=4) TRD 1 (n=8) Primary Endpoint: • Safety until day 7 TRD 1 (n=8) Primary Endpoint: • MADRS remission day 7 (MADRS≤10) GH001 IDR 6, 12, 18 mg to achieve PE (up to 3 doses, 3h interval) GH001 - TRD - 102 ECNP 2022 – Poster P.0450

Phase 2 (IDR) – Efficacy (MADRS) 6 PE, Peak Experience; MADRS, Montgomery - Åsberg Depression Rating Scale; MADRS remission, MADRS of ≤10; MADRS response, Reduction of ≥50% from baseline in MADRS; S, Screening; D0 - B, Day 0 Baseline; D0 - H2, Day 0 2 hours; D1, Day 1; D7, Day 7. • Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001 • 7 of 8 patients had a PE and 6 of those had a MADRS remission at day 7 MADRS Remission, Response, Improvement Rate at Day 7 MADRS from Screening to Day 7 Remission ResponseImprovement 0 20 40 60 80 100 % IDR S D0-B D0-H2 D1 D7 0 10 20 30 40 M A D R S GH001 - TRD - 102 ECNP 2022 – Poster P.0450

Phase 1 (Single Dose) and Phase 2 (IDR) – Safety

Study Safety Group review

- **No SAEs**
- **All ADRs mild, except three moderate***
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function
- No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item "suicidal thoughts"

ADRs	Phase 1 (Single Dose)		Phase 2 (IDR)
	12 mg (N=4)	18 mg (N=4)	IDR[1] (N=8)
MedDRA Preferred Term	n	n	n
Abdominal discomfort			1
Anxiety			2
Depressive symptom			1*
Dizziness	1		
Feeling abnormal	1	1	
Flashback	1	1	2
Headache	2	1	3
Muscle discomfort			1
Muscle spasms		1	
Nausea			2*
Paresthesia			1
Sensory disturbance			3

ADR, Adverse Drug Reaction, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing
IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale

[1]6-12 mg (N=6); 6-12-18 mg (N=2)

GH001-TRD-102
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8 • GH001 was well tolerated, and no serious adverse events were reported • No clinically significant changes in vital signs, cognitive function, psychiatric safety assessment • GH001 allows rapid and individualized dosing optimization • A single dosing day with GH001 IDR achieved a rapid (within 24 hours) and sustained full remission (7 days) of symptoms of depression in 7/8 patients (87.5%) with TRD Contacts GH Research: info@ghres.com / clinicaltrials@ghres.com Maastricht University: johannes.reckweg@maastrichtuniversity.nl / j.ramaekers@maastrichtuniversity.nl Twitter: @PIMaastricht Conclusions GH001 - TRD - 102 ECNP 2022 – Poster P.0450